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                             BINGHAM McCUTCHEN LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                          December 23, 2013

VIA EDGAR

Securities and Exchange
Commission Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:Pioneer Series Trust XII (File Nos. 333-42105; 811-08547)
   Registration Statement on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Derek Newman of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 24 to the Registration Statement on Form N-1A of Pioneer Series Trust XII (the "Registrant") relating to Pioneer Disciplined Growth Fund. Following are the Staff's comments and the Registrant's responses thereto:

I. General Comment

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1. Comment:   The Staff asked that the Registrant provide a letter to the Commission that includes certain "Tandy"
              acknowledgments with the Registrant's response to the Staff's comments.

   Response:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit
              A.

II. Comments Applicable to the Prospectus

A. Fees and Expenses

1. Comment:   The Staff requested that the Registrant confirm whether interest is excluded from ordinary operating expenses for purposes of the contractual expense limitation arrangement discussed in Footnote 1 to the Fee Table. The Staff also requested that, if interest is excluded from ordinary operating expenses for purposes of the contractual expense limitation arrangement, the Registrant confirm that the Fee Waiver and Expense Reimbursement and
              Net Expenses line items of the Fee Table reflect such exclusion.

   Response:  The Registrant confirms that interest is not excluded from ordinary operating expenses for purposes of the contractual expense limitation arrangement discussed in Footnote 1 to the Fee Table.
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B. Principal Investment Strategies

1. Comment:   The Staff noted that the Registrant states that the Fund may invest up to 5% of its net assets in below investment grade debt securities. The Staff requested that the Registrant confirm that it calculates such limitation as a percentage of net assets and not total assets.

   Response:  The Registrant confirms that it calculates the limitation on investment in below investment grade debt securities as a percentage of net assets.

2. Comment:   The Staff noted that the Registrant states that the Fund may, but is not required to, use derivatives. The Staff requested that the Registrant identify with more specificity the types of derivative instruments the Fund intends to use in implementing its principal investment strategies. In that regard, the Staff requested that the Registrant bear in mind the observations and concerns noted in the letter from Barry D. Miller, Associate Director,
              Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies.

   Response:  The Registrant has revised the disclosure to address the Staff's comment.

3. Comment:   The Staff noted that the Registrant states in the "More on the Fund's investment objective and strategies"
              section of the prospectus that the Fund may use derivatives to manage portfolio characteristics. The Staff suggested that the Registrant consider adding such disclosure to the summary section of the prospectus.

   Response:  The Registrant has revised the disclosure to address the Staff's comment.

C. Net Asset Value

1. Comment:   The Staff noted that the Registrant states that the Fund may use a fair value model developed by an independent pricing service to value non-U.S. equity securities. The Staff requested that the Registrant confirm in its response that such model has been approved by the Registrant's Board of Trustees.

   Response:  The Registrant confirms that the fair value model used to value non-U.S. equity securities has been approved by the Registrant's Board of Trustees

D. Financial Highlights

1. Comment:   The Staff noted that financial information for Class B shares is presented in the prospectus. Accordingly, the
              Staff requested that the Registrant delete the statement that "no financial information is presented for Class B shares because no Class B shares of the predecessor fund were outstanding during the periods shown."

   Response:  The Registrant has revised the disclosure to address the Staff's comments.

2. Comment:   The Staff requested that the Registrant delete the reference to "Notes to Financial Statements - Note 1" in the financial highlights.

   Response:  The Registrant has deleted the disclosure referenced by the Staff.
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III. Statement of Additional Information

1. Comment:   The Staff noted that the Registrant states that "restrictions or policies stated as a maximum percentage of the
              Fund's assets are only applied immediately after a portfolio investment to which the policy or restriction is applicable (other than the limitations on borrowing and illiquid securities)." The Staff suggested that the
              Registrant add securities lending to the carve-out included in the parenthetical to such statement.

   Response:  The Registrant notes that it currently states under "Lending of Portfolio Securities" that "at no time would the value of the securities loaned exceed 33 1/3% of the value of the fund's total assets," and respectfully submits that the change requested by the Staff would unnecessarily duplicate such disclosure. Accordingly, the Registrant has not made the change requested by the Staff.

2. Comment:   The Staff suggested that the Registrant consider updating its disclosure regarding new regulations applicable to derivatives by the CFTC and SEC in light of recent rulemaking.

   Response:  The Registrant has updated the disclosure referenced by the Staff.
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   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz

                                                  Jeremy Kantrowitz

cc: Terrence J. Cullen
    Christopher J. Kelley
    Roger P. Joseph
    Toby R. Serkin

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                                                                      Exhibit A

                           Pioneer Series Trust XII
                                60 State Street
                          Boston, Massachusetts 02110

                                          December 23, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re: Pioneer Series Trust XII (File Nos. 333-42105; 811-08547)
    Registration Statement on Form N-1A

Ladies and Gentlemen:

       In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A for Pioneer Series Trust XII relating to Pioneer Disciplined Growth Fund, filed on November 1, 2013, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

    (a)the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    (b)Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

    (c)the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Sincerely,

                                     Pioneer Series Trust XII

                                     By:  /s/ Christopher J. Kelley
                                          -----------------------------------
                                          Name:   Christopher J. Kelley
                                          Title:  Secretary